July 12, 2011
Jay Williamson
John Reynolds
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:        Cheval Resources Corporation
       Registration Statement on Form S-1/A
   Filed May 24, 2011
   File No. 333-172954

Dear Mr. Williamson;

The following are the responses to your comment letter of July 7, 2011.

General Comments

1.
In response to prior comments four, five and six from our letter dated June 9, 2011 you state “[t]he resale offering has been removed,” and imply that only the primary offering of 10 million shares will be conducted.  A review of your registration statement suggests that you have not revised your disclosure to remove the resale offering.   We note, for example,

•	Your registration fee calculation continues to refer to the sale of shares by the selling shareholder;
•	Your prospectus cover page refers to the offer of 50 million shares, and refers to the registration of Mr. O’Dare’s shares in the table;
•	Your disclosure under “The Offering” on page four is ambiguous as to whether “an additional 40,000,00 shares currently held by the existing shareholder” will be sold by Mr.O’Dare “as sales agent;”
•	Your disclosure under “The Offering” refers to “[t]he proceeds from any sale by the selling shareholder…;”
•	The disclosure throughout refers to potential maximum offering proceeds of $22.5 million; and,
•	Your disclosure under “Plan of Distribution” on page 16 indicates that Mr. O’Dare “must sell the minimum number of shares in the new issue offering prior to the sale of any shares held by him.”

This list is non-exhaustive.   Please review your document in its entirety to ensure it is consistent with your revised intentions.

Resale offering language reinserted for consistency.

Jay Williamson
July 12, 2011

1.
We note the following disclosure,  “The combination of Mr. O’Dares 40,000,000 shares and the 10,000,000 sold to friends family and associates will be placed in escrow and the 40,000,000 shares and proceeds from the sale of the 10,000,000 will be utilized in acquisition/negotiation/merger of target company…”   If the presently outstanding 40 million shares are not registered for resale, we not not understand the basis for contributing those shares to the Rule 419 escrow account.   Please explain.

Resale offering language has been reinserted for consistency.

Use of Proceeds, page 14

2.
We note your response to prior comment nine from our letter dated June 9, 2011.  It appears that you will be unable to finance your search activities, estimated at $50-90,000, from the 10% released from escrow in the event that only the minimum is raised, and that you have no alternative sources of funding.   Please revise your Summary and Management’s Discussion and Analysis—under Liquidity, to address your ability to finance your search activities in the event you reach your offering minimum but raise less than 50% of your maximum.

Additional disclosure added in these sections.

Certain Relationships and Related Transactions, page33

3.
Please update your disclosure to clarify, if true, that Puravita Corporation will have priority over you with respect to potential investors and business opportunities and revise your statement “[i]f both company’s registrations are declared effective…” to refer to Mobad Service Corp. only.

Revised.

Exhibits

Exhibits 10.1

4.
We reissue comment 12 from our letter dated June 9, 2011 and believe further revision is necessary. In addition, the escrow agreement refers to shares sold by the selling shareholder and contemplates that both a primary and resale offering are being made under Rule 419.  Also, the agreement has not been revised for the change in the offering period.  Please revise as appropriate.

Escrow agreement further revised.   Escrow agreement revised to reflect the change in the offering period.

Sincerely,

/s/ Rory O’Dare
Rory O’Dare, President
Cheval Resources Corporation